LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS FOURTH QUARTER RESULTS

TORONTO, February 22, 2007 – Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced its financial results for the full year and quarter ended December 31, 2006. All amounts are in Canadian dollars unless otherwise indicated.

"Fourth quarter operating results improved in every measure of performance. Our recent hotel addition in Calgary along with strong food and beverage results contributed to a 5.0% growth in revenues," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "This top-line improvement led to a 16.7% increase in funds from operations per unit this quarter. Legacy's annual performance highlights the portfolio's continued improvement in 2006, with hotel EBITDA up almost 20% and funds from operations per unit improving over 45%."

Annual Highlights

- Comparable portfolio revenue per available room[1] ("RevPAR") improved 5.0% driven by increases in both average daily rate ("ADR") and occupancy of 3.1% and 1.2 points, respectively.
- Annual revenues increased $44.2 million or 5.7% to $816.7 million.
- Hotel EBITDA[1] is up 18.9% to $180.2 million, benefiting from a 250 basis point annual margin improvement
- Diluted distributable income[1] grew over 60% to $0.42 per unit. This compares to annual distributions declared of $0.32 per unit representing a payout ratio of 76% of distributable income.
- Diluted funds from operations[1] ("FFO") is up over 45% to $0.76 per unit.
- In September, Legacy acquired the 398-room Delta Bow Valley hotel in Calgary increasing its total portfolio to 25 hotels across Canada and in the U.S.

Fourth Quarter Highlights

- Fourth quarter comparable portfolio RevPAR increased 0.7% based on a 2.4% improvement in ADR and a 1.1 point decline in occupancy. The Fairmont and Delta managed portfolios each grew RevPAR by 0.7%.
- Revenues and hotel EBITDA increased 5.0% and 10.5%, respectively, driven by the addition of the Delta Bow Valley hotel and a 100 basis point margin improvement.
- Diluted distributable income was in line with the prior year at $0.05 per unit.
- Diluted FFO improved 16.7% to $0.14 per unit compared to $0.12 per unit for the same period last year.
- Over one third of Legacy's convertible debentures were converted to equity during the fourth quarter, improving Legacy's overall debt to asset leverage to 43.2%. Debenture holders have until March 15, 2007 to elect to convert their securities to equity.

Other Highlights

- In February 2007, Legacy successfully refinanced a $115.0 million mortgage, resulting in approximately $0.5 million in annual interest savings.
- In February 2007, Legacy announced its intention to acquire the remaining interest in the Delta Beausejour hotel for approximately $21.2 million. This transaction combines Legacy's existing leasehold interest in the property, improves the Trust's long-term position in the asset and is expected to be beneficial to cash flow and earnings. Closing is anticipated in March 2007.

"Investing capital in our existing portfolio remains a strategic area of focus for the Trust. As part of our recent Delta acquisitions in Calgary and Moncton, we announced $10 million in renovation capital spending at these hotels," continued Labatte. "As the lodging industry's performance continues to accelerate, Legacy will consider further investment opportunities to take advantage of market strengths and opportunities, as well as to better position its hotels against new supply and renovated competitive product. These investments provide some of the highest return opportunities for our capital and are an important component of the Trust's long-term growth."

"This has been a successful year for Legacy, with over 45% growth in FFO, as well as the acquisition of two hotels. Looking ahead, overall lodging fundamentals remain positive driven by further demand growth and limited near-term supply," said Labatte. "We believe that growth and value-enhancing opportunities exist for Legacy and we expect to continue to capitalize on this year's positive momentum heading into 2007 and beyond."

New income trust legislation was proposed by the Finance Minister on October 31, 2006. Indications are that certain real estate investment trusts will be excluded from this proposed legislation.

Legacy will host a conference call on Thursday February 22, 2006 at 2:00 p.m. Eastern Time to discuss these results. Please dial 416-641-6105 or 1-866-696-5895 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to March 1, 2007. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3209621.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until Legacy's next earnings conference call.

Legacy has published a Supplemental Information Package for the three and twelve months ended December 31, 2006, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets,

Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Forward-Looking Statements

This press release contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 20, 2006, which can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR"), for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures can be found under 'Non-GAAP Financial Measures'.

Corporate Developments

Legacy's $150 million 7.75% convertible debentures mature on April 1, 2007. During the fourth quarter, $51.3 million of principal amount of the convertible debentures was converted into 5.9 million Legacy units at the debenture holders' option. Following the end of the year, an additional $12.9 million of principal amount was converted into 1.4 million Legacy units. As at February 21, 2007, $85.7 million convertible debentures remained outstanding and are convertible into 9.8 million units of Legacy at a conversion price of $8.75. Debenture holders have until March 15, 2007 to elect to convert their debentures prior to the maturity date of April 1, 2007.

On February 12, 2007, Legacy reached an agreement to acquire the remaining interest in the 310-room Delta Beausejour hotel in Moncton for approximately $21.2 million plus closing costs. Legacy currently owns the leasehold interest in the property, which expires in 2015. The acquisition is expected to be entirely financed by mortgage financing on the property approximating $25.0 million. Incremental mortgage proceeds will be used to partially fund a

$6.0 million capital investment program at the hotel. Closing is anticipated in March 2007. Legacy anticipates that this transaction will be beneficial to its cash flow and earnings.

On February 9, 2007, Legacy completed a $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. Proceeds are being used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. Notwithstanding the incremental mortgage proceeds, this refinancing represents annual interest savings of almost $0.5 million given the approximate 2% interest rate reduction.

Effective September 1, 2006, Legacy acquired the 398-room Delta Bow Valley hotel in Calgary, Alberta for $54.2 million, including closing costs. The acquisition was financed through the assumption of mortgage financing and vendor financing totalling $40.7 million, and Legacy's available cash on hand. This acquisition represents Legacy's fourth property in Calgary, one of the fastest growing markets in Canada. Legacy expects to invest approximately $4.0 million in the property to renovate guestrooms over the next few years.

Results of Operations

The following table reflects certain line items from the Statement of Operations and other significant operating statistics.

FINANCIAL HIGHLIGHTS		Three months ended December 31 (unaudited)				Twelve months ended December 31 (unaudited)		
		2006		2005		**2006**		2005
Comparable Operating Statistics[1]								
Revenue per available room ("RevPAR")	$	**110.44**	$	109.64	$	**123.86**	$	117.99
Average daily rate ("ADR")	$	**168.55**	$	164.56	$	**177.69**	$	172.54
Occupancy		**65.5%**		66.6%		**69.6%**		68.4%
Operating Results (in millions, except per unit amounts)								
Revenues	$	**208.9**	$	198.9	$	**816.7**	$	772.5
Hotel EBITDA[1]		**40.9**		37.0		**180.2**		151.6
Net income (loss)		**(2.6)**		(5.5)		**6.4**		(15.1)
Distributable income[1]		**5.7**		4.9		**44.5**		26.6
Funds from operations[1] ("FFO")		**14.8**		12.7		**80.0**		54.5
Diluted net income (loss) per unit	$	**(0.03)**	$	(0.06)	$	**0.05**	$	(0.18)
Diluted distributable income per unit		**0.05**		0.05		**0.42**		0.26
Diluted FFO per unit		**0.14**		0.12		**0.76**		0.52
Distributions declared per unit		**0.08**		0.08		**0.32**		0.32

1 – See Non-GAAP Financial Measures

THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2006

Fourth quarter revenues increased 5.0%, or $10.0 million, to $208.9 million. Revenues benefited from the addition of the Delta Bow Valley hotel in September of 2006, which contributed about half of the quarter's year-over-year growth. Revenues also benefited from a 0.7% increase in RevPAR this quarter, with a 2.4% increase in ADR offsetting a 1.1 point decline in occupancy. This decline in occupancy follows a 3.8 point improvement in occupancy in the prior year's quarter. Despite the lower demand, the portfolio benefited from a 6.4% increase in food and beverage revenues due to strong banquet covers and an increase in the average check.

The annual revenue growth of 5.7%, or $44.2 million, reflects the annual RevPAR increase achieved of 5.0% combined with the partial year contribution from the Delta Bow Valley hotel. Performance through the first half of the year was particularly strong driven by an active business group environment in several key markets.

Revenue by customer type. Customers are classified along two broad categories: business and leisure, and further subdivided based on whether guests are travelling individually (transient) or as part of a group.

The business group customer continued to show the greatest year-over-year revenue growth this quarter, benefiting from a robust corporate meetings environment. The strong group demand limited business transient availability over certain high occupancy dates but enabled good ADR growth from this customer group. Domestic leisure demand continues to improve, with overall transient ADR and demand improving this quarter. The leisure group market showed a modest decline year-over-year.

For the year, ADR growth was achieved across all customer categories leading to overall revenue growth in all but the leisure group customer, which was particularly impacted by softness during the summer months.

Revenue by geographic region. Legacy owns a portfolio of 25 hotels, 23 of which are located in 13 Canadian cities. The remaining two assets are located in the U.S., specifically, Washington, D.C. and Seattle, Washington.

2006 Regional RevPAR for comparable portfolio	Q4 Variance	YTD Variance
British Columbia	(2.8%)	+6.4%
Alberta, Saskatchewan and Manitoba	+13.9%	+12.6%
Ontario and Quebec	(1.4%)	+2.5%
Atlantic Canada	(4.3%)	+2.8%
United States (Cdn $)	(3.3%)	+3.3%

All regions showed positive annual growth. Fourth quarter regional variances reflect the difficult year-over-year comparisons, particularly in British Columbia.

The Alberta, Saskatchewan and Manitoba region continues to lead growth throughout the portfolio. While the Calgary market remains strong, this quarter's growth was led by the smaller markets, notably Winnipeg, which benefited from strong group business demand as well as this year's Grey Cup festivities. Lower convention activity in Vancouver, coupled with the benefit of a strong Grey Cup contribution in 2005 resulted in the RevPAR decline this quarter. General

strength throughout the central region was offset with softness in Montreal given a lower group base in 2006. Reduced demand impacted performance through the Atlantic region this quarter.

Modest fourth quarter improvement from the U.S. region was offset by the Canadian dollar's appreciation. Annual U.S. dollar RevPAR is up over 10% based almost entirely on ADR growth.

Revenue by brand. Legacy owns 13 Fairmont managed assets representing approximately two-thirds of its room inventory and contributing about 75% of revenues for the Trust. Legacy also owns 12 Delta managed assets representing one-third of its room inventory and contributing about 25% of Legacy's annual revenues. The Fairmont managed assets generally consist of larger assets in larger city centre locations. The Delta managed assets primarily consist of smaller assets in smaller city centre markets.

2006 Brand RevPAR for comparable portfolio	Q4 Variance	YTD Variance
Fairmont	+0.7%	+5.1%
Delta	+0.7%	+4.5%

Fourth quarter RevPAR growth was consistent across Legacy's Fairmont and Delta portfolio of managed assets. For the year, Legacy's Fairmont portfolio of managed assets benefited from a comparatively higher asset concentration in Western Canada, as compared to the Delta portfolio of assets.

Fourth quarter operating expenses increased $5.0 million or 3.6%. The increase reflects the addition of the Delta Bow Valley hotel in 2006. In addition, the fourth quarter of 2005 included a $1.8 million non-recurring restructuring charge. Excluding these differences, comparable hotel operating expenses showed an increase of about 2.5%. Annual operating expenses increased $15.6 million or 2.9%, reflecting the partial year inclusion of the Delta Bow Valley hotel as well as costs associated with the 1.2 point occupancy improvement. Fourth quarter gross operating margins increased 100 basis points to 30.4%. Excluding the restructuring charge in 2005, fourth quarter margins were relatively unchanged. For the year, the strong annual revenue growth contributed to a 240 basis point gross operating margin improvement to 22.0%.

The higher fourth quarter gross operating profit contributed to a 10.5% improvement in hotel EBITDA, to $40.9 million. Annual hotel EBITDA is up 18.9% to $180.2 million, driven primarily by the strength of the first half of the year. Overall margin improvements in 2006 reflect cost initiatives implemented in the fourth quarter of 2005, yet remain below peak historical levels. As RevPAR continues to increase, management expects to see further improvement in operating margins.

Trust expenses for the quarter reflect a $1.2 million foreign exchange loss relating to the repatriation of cash from the U.S. Annual Trust expenses are up $2.9 million primarily reflecting this $1.2 million foreign exchange loss as well as the second quarter inclusion of $1.1 million in non-recurring costs associated with certain strategic initiatives.

Net interest expense is relatively unchanged for the quarter and year-to-date periods. Additional interest expense incurred relating to the debt financing for the acquisition of the Delta Bow Valley hotel was offset by reduced interest charges associated with the conversions of $51.3

million of Legacy's outstanding convertible debentures during the quarter. Under the terms of the Trust Indenture, holders of debentures who elect to convert their debentures are not entitled to accrued and unpaid interest. Interest accrued in the fourth quarter of 2006 may be reversed in the first quarter of 2007 to the extent that additional debenture holders elect to convert their securities on or prior to March 15, 2007, the last day on which a debenture holder can elect to convert their debentures prior to the maturity date of April 1, 2007.

Higher hotel EBITDA contributed to a $2.9 million and $21.5 million improvement in the Trust's net earnings for the quarter and annual periods, respectively. Diluted net income improved to a loss of $0.03 per unit in the fourth quarter (2005 – diluted loss per unit of $0.06) and diluted net income of $0.05 per unit for the year (2005 - diluted loss per unit of $0.18).

Non-GAAP Financial Measures

Included in this press release are certain non-GAAP financial measures, which are measures of Legacy's historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) comparable hotel statistics, (ii) hotel EBITDA, (iii) distributable income, and (iv) funds from operations. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Comparable Hotel Operating Statistics

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. RevPAR measures room revenues for comparable properties and is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the ADR charged and the average daily occupancy achieved.

RevPAR does not include revenues from food and beverage or other services provided by the hotels. Representing approximately 60% of total annual revenues, RevPAR is generally considered to be the leading indicator of operating performance at hotels. RevPAR changes driven by occupancy have different implications on overall revenues and operating income than do changes driven by ADR. Occupancy increases will generate additional incremental revenues such as food and beverage and will also result in higher room-related costs. ADR increases would not generate incremental revenue for ancillary services such as food and beverage, however, would not result in additional costs and therefore tend to have a greater impact on profitability.

For the periods presented, comparable hotel operating statistics exclude results from the Delta Bow Valley hotel since it was not part of the portfolio for the entire current and prior periods.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, trust expenses and non-controlling interest. Hotel EBITDA is a commonly used measure of performance in the lodging

industry, which, when considered with GAAP measures, gives management a more complete understanding of the Trust's ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps management, lenders and investors evaluate the ongoing hotel operating profitability. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

In millions		Three months ended December 31 (unaudited) 2006		2005		Twelve months ended December 31 (unaudited) 2006		2005
Hotel EBITDA	$	40.9	$	37.0	$	180.2	$	151.6
Deduct (add):								
Amortization of property and equipment		19.3		18.3		77.0		75.3
Trust expenses		5.1		3.7		17.4		14.5
Interest expense, net		21.0		20.6		82.8		82.6
Income tax expense (recovery), net		(1.8)		0.8		(2.5)		(3.2)
Net income (loss) before non-controlling interest	$	(2.7)	$	(6.4)	$	5.5	$	(17.6)
Non-controlling interest		(0.1)		(0.9)		(0.9)		(2.5)
Net income (loss)	$	(2.6)	$	(5.5)	$	6.4	$	(15.1)

Distributable Income

Reported distributable income is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is established by the Trust. The prior period cash receipt from FHR relating to management contracts for the two U.S. hotels was taxable and was therefore included in the calculation of distributable income. For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts.

Distributable income under the Declaration of Trust, as distinct from reported distributable income, may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income per unit is based on the average number of units and exchangeable shares outstanding on each distribution record date during the period. This provides a better reflection of the income distributable to unitholders at each distribution date than the weighted-average method.

Distributable income and distributable income per unit have been calculated as follows:

In millions, except per unit amounts		Three months ended December 31 (unaudited) 2006		2005		Twelve months ended December 31 (unaudited) 2006		2005
Net income (loss)	$	**(2.6)**	$	(5.5)	$	**6.4**	$	(15.1)
Add (deduct):								
Non-controlling interest		**(0.1)**		(0.9)		**(0.9)**		(2.5)
Amortization of property and equipment		**19.3**		18.3		**77.0**		75.3
Income tax expense (recovery), net		**(1.8)**		0.8		**(2.5)**		(3.2)
Cash receipt on management contract, net		**(0.1)**		0.5		**(0.4)**		3.8
Accretion of convertible debenture issuance cost		**0.3**		0.3		**1.3**		1.4
Capital replacement reserve		**(9.3)**		(8.6)		**(36.4)**		(33.1)
Distributable income	$	**5.7**	$	4.9	$	**44.5**	$	26.6
Basic units outstanding (millions)		**110.2**		104.1		**105.6**		104.1
Dilutive effect of convertible debentures (millions)		**-**		-		**-**		-
Dilutive effect of unit options (millions)		**0.1**		-		**0.1**		-
Diluted units outstanding (millions)		**110.3**		104.1		**105.7**		104.1
Diluted distributable income per unit	$	**0.05**	$	0.05	$	**0.42**	$	0.26
Distributions declared per unit	$	**0.08**	$	0.08	$	**0.32**	$	0.32

For the three and twelve months ended December 31, 2006, debentures convertible into 11.2 million units and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive (2005 – 17.1 million units). Following the end of the year, $12.9 million principal amount of the convertible debentures were converted into 1.4 million units of the Trust. Their impact will be included in the calculation of distributable income per unit in future periods.

The following table reconciles cash flows from operating activities to distributable income in accordance with Canadian Securities Administrators Staff Notice 52-306 (Revised) Non-GAAP Financial Measures. Management considers distributable cash to be equivalent to distributable income. The reconciliation consists primarily of the capital replacement reserve and items which do not involve cash flow. Distributable income in excess of distributions paid in 2006 was used for corporate purposes. Distributions paid in excess of distributable income in 2005 were financed through cash on hand.

In millions		Three months ended December 31 (unaudited) 2006		2005		Twelve months ended December 31 (unaudited) 2006		2005
Cash flow from operations	$	**25.7**	$	34.0	$	**91.8**	$	68.5
Add (deduct):								
Changes in non-cash operating working capital		**(7.0)**		(19.8)		**(2.8)**		(7.7)
Amortization of deferred financing costs		**(1.7)**		(1.4)		**(5.2)**		(4.9)
Cash receipt on management contract, net		**(0.1)**		0.5		**(0.4)**		3.8
Other		**(1.9)**		0.2		**(2.5)**		-
Capital replacement reserve		**(9.3)**		(8.6)		**(36.4)**		(33.1)
Distributable income	$	**5.7**	$	4.9	$	**44.5**	$	26.6
Distributions declared	$	**16.9**	$	15.9	$	**33.1**	$	32.0

Funds from Operations ("FFO")

The Real Property Association of Canada ("REALpac"), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted entities and non-controlling interests. Legacy presents FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

Legacy believes that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, management believes that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by REALpac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, REALpac adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

In millions, except per unit amounts	Three months ended December 31 (unaudited) 2006	2005	Twelve months ended December 31 (unaudited) 2006	2005
Net income (loss)	**$ (2.6)**	$ (5.5)	**$ 6.4**	$ (15.1)
Add (deduct):				
Non-controlling interest	**(0.1)**	(0.9)	**(0.9)**	(2.5)
Amortization of property and equipment	**19.3**	18.3	**77.0**	75.3
Future income tax expense (recovery)	**(1.8)**	0.8	**(2.5)**	(3.2)
FFO	**$ 14.8**	$ 12.7	**$ 80.0**	$ 54.5
Diluted units outstanding (millions)	**107.1**	104.1	**105.0**	104.1
Diluted FFO per unit	**$ 0.14**	$ 0.12	**$ 0.76**	$ 0.52

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)

	December 31, 2006 (Unaudited)	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 12.3	$ 18.6
Restricted cash (note 3)	7.5	5.2
Accounts receivable (note 10)	55.6	43.9
Inventory	5.7	5.5
Prepaid expenses	4.9	4.5
	86.0	77.7
Property and equipment	1,734.9	1,726.0
Other assets	13.3	18.2
Future income taxes	13.6	13.2
Goodwill	35.4	35.4
	$ 1,883.2	$ 1,870.5
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 94.7	$ 78.2
Current portion of long-term debt (note 5)	109.4	16.3
Convertible debentures (note 6)	98.6	-
	302.7	94.5
Long-term debt	784.7	854.6
Convertible debentures (note 6)	-	149.7
Other liabilities	30.8	29.4
Future income taxes	31.4	33.3
	1,149.6	1,161.5
NON-CONTROLLING INTEREST (note 7)	33.2	103.5
UNITHOLDERS' EQUITY	700.4	605.5
	$ 1,883.2	$ 1,870.5

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Revenues				
Room	$ 112.2	$ 108.3	$ 490.0	$ 462.4
Food and beverage	84.3	79.2	280.8	266.4
Other	12.4	11.4	45.9	43.7
	208.9	198.9	816.7	772.5
Operating expenses	145.4	140.4	550.9	535.3
Gross operating profit	63.5	58.5	265.8	237.2
Hotel management fees (note 10)	7.2	6.2	25.2	24.1
Property taxes, rent and insurance	15.4	15.3	60.4	61.5
Operating income from hotel operations before undernoted items	40.9	37.0	180.2	151.6
Other expenses				
Amortization of property and equipment	19.3	18.3	77.0	75.3
Trust expenses	5.1	3.7	17.4	14.5
	24.4	22.0	94.4	89.8
Income before interest expense and income tax expense and non-controlling interest	16.5	15.0	85.8	61.8
Interest expense, net (note 8)	21.0	20.6	82.8	82.6
Income (loss) before income tax expense (recovery) and non-controlling interest	(4.5)	(5.6)	3.0	(20.8)
Income tax expense (recovery)				
Current	-	-	-	-
Future	(1.8)	0.8	(2.5)	(3.2)
	(1.8)	0.8	(2.5)	(3.2)
Net income (loss) before non-controlling interest	(2.7)	(6.4)	5.5	(17.6)
Non-controlling interest	(0.1)	(0.9)	(0.9)	(2.5)
Net income (loss) for the period	$ (2.6)	$ (5.5)	$ 6.4	$ (15.1)
Basic net income (loss) per unit (note 11)	$ (0.03)	$ (0.06)	$ 0.07	$ (0.17)
Diluted net income (loss) per unit (note 11)	$ (0.03)	$ (0.06)	$ 0.05	$ (0.18)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Unitholders' Equity
(Stated in millions of Canadian dollars)
(Unaudited)

	Number of Units (millions)	Cumulative Capital	Cumulative Net Income	Cumulative Distributions	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures	Cumulative Foreign Currency Translation Adjustment	Total
Unitholders' equity, December 31, 2004	89.4	$ 795.7	$ 213.0	$ (314.9)	$ 0.3	$ 1.5	$ (40.9)	$ 654.7
Net income (loss) for the period			(15.1)					(15.1)
Distributions paid				(28.6)				(28.6)
Unit options exercised	-	0.1						0.1
Change in foreign currency translation adjustment							(5.6)	(5.6)
Unitholders' equity, December 31, 2005	89.4	795.8	197.9	(343.5)	0.3	1.5	(46.5)	605.5
Net income (loss) for the period			6.4					6.4
Distributions paid				(31.4)				(31.4)
Unit options exercised	0.2	1.7						1.7
Conversion of exchangeable shares (note 7)	9.8	67.0						67.0
Conversion of convertible debentures (note 6)	5.9	51.8				(0.5)		51.3
Change in foreign currency translation adjustment							(0.1)	(0.1)
Unitholders' equity, December 31, 2006	105.3	$ 916.3	$ 204.3	$ (374.9)	$ 0.3	$ 1.0	$ (46.6)	$ 700.4

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)
(Unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income (loss) for the period	(2.6)	(5.5)	6.4	$ (15.1)
Items not affecting cash				
Amortization of property and equipment	19.3	18.3	77.0	75.3
Amortization of convertible debenture issuance costs and accretion to the face amount of the principal	0.3	0.3	1.3	1.4
Non-controlling interest	(0.1)	(0.9)	(0.9)	(2.5)
Future income taxes	(1.8)	0.8	(2.5)	(3.2)
Other	3.6	1.2	7.7	4.9
Changes in non-cash working capital (note 9)	7.0	19.8	2.8	7.7
	25.7	34.0	91.8	68.5
INVESTING ACTIVITIES				
Acquisition (note 12)	-	-	(12.3)	-
Increase (decrease) in amounts payable due to acquisition (note 12)	(11.5)	-	-	-
Additions to property and equipment	(10.3)	(9.7)	(34.0)	(30.2)
Proceeds from sale of property and equipment	0.1	0.1	0.1	-
Restricted cash	(0.5)	(0.5)	(2.3)	(3.0)
Other assets	(0.4)	(1.8)	(1.8)	(4.6)
	(22.6)	(11.9)	(50.3)	(37.8)
FINANCING ACTIVITIES				
Distributions	(16.3)	(14.2)	(31.4)	(28.6)
Dividends on exchangeable shares	(0.6)	(1.7)	(1.7)	(3.4)
Net proceeds from equity units	1.4	-	1.7	0.1
Mortgage principal payments	(4.4)	(3.9)	(16.4)	(15.0)
Other	-	-	(0.1)	(0.1)
	(19.9)	(19.8)	(47.9)	(47.0)
Translation adjustments	0.4	-	0.1	(0.3)
Increase (decrease) in cash and cash equivalents balance during the period	(16.4)	2.3	(6.3)	(16.6)
Cash and cash equivalents balance - beginning of period	28.7	16.3	18.6	35.2
Cash and cash equivalents balance - end of period	$ 12.3	$ 18.6	$ 12.3	$ 18.6
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	-	0.2	0.8	1.6
Interest paid	22.6	21.8	76.5	75.7

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

1 Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 25 hotels of which 23 hotels are located in 13 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who, as at December 31, 2006, own an approximate 22% interest in Legacy.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2005 audited consolidated financial statements.

3 Restricted cash related to capital expenditure reserves pursuant to certain mortgage agreements.

4 Legacy has a secured revolving credit facility totalling $140.0 (December 31, 2005 - $110.0) designed to provide financing for operations, acquisitions and other capital investments. This credit facility is secured by nine of Legacy's properties. As at December 31, 2006 no amount was drawn on this facility (December 31, 2005 - $nil). Letters of credit amounting to $8.1are outstanding at December 31, 2006 (December 31, 2005 - $6.5) against this facility.

5 Included in current portion of long-term debt is a $91.0 floating rate mortgage that matures on February 1, 2007.

6 The 7.75% $150 convertible debentures are due on April 1, 2007. These convertible debentures may be converted into Legacy units at the option of the holder on or before March 15, 2007 at a conversion price of $8.75 per Legacy unit. Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to the convertible debenture holders. As at December 31, 2006 $51.3 principal amount of the convertible debentures had been converted into 5.9 million Legacy units.

7 On June 30, 2006, the holder of the exchangeable shares, issued by a subsidiary of Legacy, exercised its right to convert 9.8 million of the 14.7 million exchangeable shares and took delivery of 9.8 million of Legacy units pursuant to the terms of the agreement. This transaction resulted in an increase of cumulative capital and a reduction of non-controlling interest of $67.0. As at December 31, 2006, there were 4.9 million exchangeable shares outstanding (December 31, 2005 - 14.7 million).

8 For the three and twelve months ended December 31, 2006 net interest expense includes $1.9 and $10.6 respectively (December 31, 2005 - $2.9 and $11.6) in interest expense relating to the convertible debentures and $0.3 and $1.3 respectively (December 31, 2005 - $0.4 and $1.4) in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. Also included in the net interest expense, for the three and twelve months ended December 31, 2006 is $1.7 and $5.2 respectively (December 31, 2005 - $1.4 and $4.9) in amortization of financing costs relating to other long-term debt instruments.

9 Changes in non-cash working capital

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005
(Increase) decrease in accounts receivable	$ 8.0	$ 18.0	$ (11.5)	$ (3.7)
(Increase) decrease in inventory	(0.1)	0.5	(0.3)	1.2
(Increase) decrease in prepaid expenses	8.4	9.1	(0.2)	1.1
Increase (decrease) in accounts payable and accrued liabilities	(9.3)	(7.8)	14.8	9.1
	$ 7.0	$ 19.8	$ 2.8	$ 7.7

10 At December 31, 2006, Legacy has reciprocal loan agreements with FHR for US$86.6 (December 31, 2005 - US$86.6). The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements. In addition, as at December 31, 2006 Legacy has an amount owing from FHR of $1.9 (December 31, 2005 - $nil), pursuant to the terms of a management agreement, which has been classified as accounts receivable. This amount has been netted against hotel management fees for the three and twelve months ended December 31, 2006.

11 Basic net income (loss) per unit is based on the net income (loss) available to unitholders divided by the weighted average number of units outstanding during the period. Diluted net income (loss) per unit is based on the diluted net income (loss) available to unitholders divided by the diluted weighted average number of units and exchangeable shares outstanding during the period, as follows:

	Three months ended December 31, 2006	Three months ended December 31, 2005	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Net income (loss) available to unitholders	$ (2.6)	$ (5.5)	$ 6.4	$ (15.1)
Non-controlling interest	(0.1)	(0.9)	(0.9)	(2.5)
Part VI.1 deduction credit adjustment for non-controlling interest	(0.1)	(0.3)	(0.7)	(1.4)
Convertible debentures interest	-	-	-	-
Diluted net income (loss) available to unitholders	$ (2.8)	$ (6.7)	$ 4.8	$ (19.0)
Basic weighted average number of units outstanding (millions)	102.1	89.4	95.1	89.4
Dilutive effect of convertible debentures (millions)	-	-	-	-
Weighted average number of exchangeable shares outstanding (millions)	4.9	14.7	9.8	14.7
Dilutive effect of unit options (millions)	0.1	0.1	0.1	-
Diluted weighted average number of units (millions)	107.1	104.2	105.0	104.1

For the three and twelve months ended December 31, 2006 and December 31, 2005, debentures convertible into 11.2 million units (2005 - 17.1 million) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was antidilutive.

12 Legacy acquired the Delta Bow Valley Hotel, effective September 1, 2006, for a purchase price of $54.2, including closing expenses and the assumption of $1.2 in working capital deficit. Closing costs included an acquisition fee payable of $0.3 to a wholly owned subsidiary of FHR. The purchase was partially satisfied by the assumption of an existing mortgage and a new financing totalling $40.7, with the balance settled in cash.

The purchase price of this acquisition has been allocated to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair value on the acquisition date as follows:

Land	$	8.3
Building		43.4
Furniture, fixtures and equipment		2.5
Inventory		0.1
Working capital deficit		(1.2)
Long-term debt		(40.7)
Other liabilities		(0.1)
Cash consideration	$	12.3

The purchase price was finalized in the fourth quarter of 2006.

13 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2006.

14 In February 2007, Legacy entered into a purchase and sale agreement to acquire the remaining interest of the Delta Beausejour in Moncton, New Brunswick. Legacy currently holds the leasehold interest in the property until 2015, and upon completion of the transaction will own all assets and remaining interests in this property. This agreement is expected to close in the first quarter of 2007 for a total purchase price of $21.2 plus transaction costs, which will be financed by Legacy through the arrangement of a $25.0 mortgage on the property.

END